N E W S   R E L E A S E

Talisman Energy Announces First Oil from HST/HSD Development, Offshore Vietnam
Growth Continues in Core Asia-Pacific Region

Calgary, Alberta, May 20, 2013 - Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has announced first oil production from its Hai Su Trang and Hai Su Den (HST/HSD) development, offshore Vietnam. Gross production is expected to reach 15,000 bbls/day once the facilities are fully commissioned.

“We are delighted to have achieved first oil ahead of schedule and under budget,” said Paul Blakeley, EVP Asia-Pacific. “This development will help Talisman meet its regional and corporate objectives of adding near-term, high-margin liquids volumes and associated cash flow. In addition, it will allow us to evaluate the further development potential of the HSD field.

“I would like to thank our colleagues from PetroVietnam and its subsidiary, PetroVietnam Production Exploration Corporation (PVEP), as well as PTSC, the EPCI contractor, and PV Drilling. Working closely together, we have been able to deliver first oil in less than 18 months from project sanction. This is a remarkable achievement, and consistent with Talisman’s objective of bringing projects on-stream safer, better, faster and at lower cost.”

The HST/HSD development is comprised of two offshore oil fields discovered within Block 15-2/01, on the western edge of Vietnam's prolific Cuu Long Basin. Block 15-2/01 is operated by the Thang Long Joint Operating Company (TLJOC) in which Talisman (Vietnam 15-2/01) holds a 60% working interest and PVEP holds the remaining 40%.

The development is located 75 kilometres offshore Southern Vietnam in shallow water (45 metres), and consists of two wellhead platforms which have been tied back to the existing Te Giac Trang FPSO. Four wells at HST have been drilled, completed and tied-in, and two previously drilled wells at HSD were completed and tied in by TLJOC, utilizing PV Drilling. Both platforms were constructed in Vietnam by PTSC Mechanical and Construction, a subsidiary company of PetroVietnam.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com).

For further information, please contact:
Media and General Inquiries:                                                                 Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                     Lyle McLeod
Manager, External Communications                                                     Vice-President, Investor Relations
Phone:                      403-237-1657                                                       Phone:                      403-767-5732
Email:                      tlm@talisman-energy.com                                    Email:                      tlm@talisman-energy.com

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Forward Looking Information

This news release contains "forward-looking information" (FLI) within the meaning of applicable securities legislation. This FLI includes statements regarding business priorities and plans.  The factors or assumptions on which the FLI is based include assumptions inherent in current guidance and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities. Talisman believes the FLI are reasonable but no assurance can be given that they will prove to be correct. Undue reliance should not be placed on FLI. FLI is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in this news release. The material risk factors include, but are not limited to: risks associated with project management and project delays; risks related to strategic and capital allocation decisions; and changes in general economic and business conditions. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors are included in Talisman's most recent AIF.  FLI is based on the estimates and opinions of Talisman’s management at the time the information is presented.  Talisman assumes no obligation to update FLI should circumstances or management's estimates or opinions change, except as required by law.